PE 4-30-02




RECD S.E.C.
APR 30 2002
080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

China Petroleum & Chemical Corporation
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.)

N/A

This Form 6-K consists of :

Following press announcements in English of China Petroleum & Chemical Corporation (the "Registrant"):

(1) First Quarterly Report for 2002 announced on 26th April 2002;

Pg. 4

[Note: The First Quarterly Report for 2002 contains forward-looking statements relating to expectations, plans or prospects for the Registrant that are based upon the current experiences and beliefs of the management of the Registrant as of today only and are subject to certain risks and uncertainties, including (i) fluctuations in prices of the Registrant's products, (ii) failures or delays in achieving production from development projects, (iii) potential acquisitions and other business opportunities, (iv) general economic, market and business variables, and (v) the other risks and factors beyond the Registrant's control. Based upon such factors, among others, actual results could be above or below those described in the forward-looking statement. For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in the Registrant's filings with the Securities and Exchange Commission, including but not limited to the registration statement on Form F-1 as filed on October 10, 2000, and any subsequently filed reports such as the most recently filed Annual Report on Form 20-F.

The Registrant makes the forward looking statements set forth in the attached press announcement as of the date of the announcement and undertakes no obligation to update these statements.]

(2) Announcement on Board Resolutions on 26th April 2002; Pg. 28

(3) Announcement on the Transfer of State-owned Legal Person Shares in Sinopec Hubei Xinghua Company Limited on 29th April 2002; and Pg. 29

(4) Ongoing connected transactions announced on 29th April 2002. Pg. 31



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China)

First Quarterly Report for 2002

The Board of Directors of China Petroleum & Chemical Corporation (Sinopec Corp.) and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report. The financial report of this quarter has not been audited.

Highlights of the results of the Group for the first quarter ended 31 March 2002

During this reporting period, the turnover and net profit after taxation and minority interest of Sinopec Corp. and its subsidiaries amounted to RMB62,995 million and RMB542 million respectively.

This quarterly report announcement is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. The information in this announcement is the same as that published by the Shanghai Stock Exchange, and this announcement is published simultaneously in Shanghai and Hong Kong. All financial information set out in this quarterly report announcement has been prepared in accordance with PRC accounting standards. Although not required by the China Securities Regulatory Commission, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with International Accounting Standards.

This announcement is made pursuant to the disclosure obligation under Paragraph 2 of the Listing Agreement.

1. COMPANY PROFILE

Sinopec Corp. is the first company in the People s Republic of China (the PRC) which has been listed in Hong Kong, New York, London and Shanghai, and is an energy and chemical company with integrated upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the Company) include: exploring, developing, producing and trading in crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; and producing, distributing and trading chemical products. The basic information of the Company is set out below:

1. Legal Name: 中國石油化工股份有限公司

   English Name: China Petroleum & Chemical Corporation

2. Registered Address and Place of Business: 6A Huixindong Street, Chaoyang District, Beijing, PRC
   Postal code: 100029
   Tel.: 86-10-64990060
   Fax: 86-10-64990022
   Website: http://www.sinopec.com.cn
   E-mail address: ir@sinopec.com.cn
   media@sinopec.com.cn

3. Legal Representative: Mr. Li Yizhong

4. Authorised Representatives: Mr. Wang Jiming and Mr. Zhang Honglin

5. Secretary to the Board of Directors: Mr. Zhang Honglin
   Representative on Securities Matters: Mr. Chen Ge
   Tel.: 86-10-64990060
   Fax: 86-10-64990022
   E-mail address: ir@sinopec.com.cn

6. Newspapers for Information Disclosure:

   PRC: China Securities News, Shanghai Securities News and Securities Times

   Hong Kong: Hong Kong Economic Times (Hong Kong)
   Sing Tao Daily News (Hong Kong)
   South China Morning Post (Hong Kong) (in English)

   Internet website designated by the China

Securities Regulatory Commission for the publication of this Quarterly Report:
http://www.sse.com.cn

Copies of this Quarterly Report are available at:

PRC: China Petroleum & Chemical Corporation
6A Huixindong Street
Chaoyang District
Beijing
PRC

United States: Citibank, N.A., 111 Wall Street, New York, NY10005, United States of America

United Kingdom: Citibank, N.A., Cottons Centre, Hays Lane, London SE1 2QT, U.K.

7. Places of Listing of Shares, Stock Names and Stock Codes:

A Shares: Shanghai Stock Exchange
Stock name: Sinopec
Stock code: 600028

H Shares: The Stock Exchange of Hong Kong Limited
Stock name: Sinopec Corp
Stock code: 0386

ADSs: New York Stock Exchange
ADS name: SINOPEC CORP
ADS code: SNP

London Stock Exchange
ADS name: SINOPEC CORP
ADS code: SNP

2. CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

(1). Changes in the share capital of Sinopec Corp during the reporting period.

There has been no change in the share capital structure for the reporting period. The 0.57 billion A-shares placed to strategic investors, out of the 2.8 billion A-shares which have been issued in the PRC, have been tradable on the Shanghai Stock Exchange since 8th April 2002.

(2). Shareholdings of principal shareholders

As at 31 March 2002, there was a total of 555,413 shareholders in Sinopec Corp., of which 532,346 were domestic shareholders and 23,067 were overseas shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows:

Shareholder	Type of shares held	Number of shares held (10,000 Shares)	Comparative Percentage
China Petrochemical Group Corporation	State-owned Shares	4,774,256.1	55.06%
HKSCC (Nominees) Limited	H Shares	894,914.3	10.32%
China Development Bank	State-owned Shares	877,557.0	10.12%
China Xinda Assets Management Corp.	State-owned Shares	872,065.0	10.05%
ExxonMobil Far East Holdings Ltd.	H Shares	316,852.9	3.65%
Shell Eastern (PTE) Ltd.	H Shares	196,642.2	2.27%
BP Oil Espana S.A.	H Shares	182,922.9	2.11%
China Orient Assets Management Corp.	State-owned Shares	129,641.0	1.50%
China Huarong Assets Management Corp.	State-owned Shares	58,676.0	0.68%

TOPGOAL Company	H Shares	33,906.5	0.39%

Sinopec Corp. is not aware of any relation amongst its top 10 major shareholders. For the reporting quarter, there has been no change in the shareholding held by Sinopec Corp.'s corporate shareholders (excluding HKSCC (Nominees) Limited) holding 5% or more of the shares in Sinopec Corp. and such shareholding has not been subject to any mortgage or freeze.

3. BUSINESS REVIEW AND PROSPECTS

(1). Business review

The production status of the Company for the first quarter of 2002 basically kept in line with the schedule of the overall annual plan, overcoming unfavorable impacts of traditional holidays and seasonal consumption. However, since prices of major petroleum and petrochemical products remained in a trough, the Company still experienced severe challenges: (i) the realised prices of crude oil were reduced to a lower level in January and February, (ii) refining margin decreased during January and February, (iii) prices of refined oil products, in particular the wholesale prices, were at levels far from ideal in January and February and, at the same time, the Company had to absorb part of high cost of storage, (iv) prices of chemical products remained in a trough in January and February.

Facing up to severe challenges, the Company initiated measures and took a market-oriented approach to organise its production operation. The principal achievements of production and operation made in the first quarter of 2002 are as follows:

(i). *Exploration and Production*

In the first quarter of 2002, international prices for crude oil clearly started to rebound from March, Brent monthly average price increased to USD 24.19 per barrel in March, from USD19.92 per barrel in January and USD20.32 per barrel in February, and quarterly average price increased to USD 21.48 per barrel from USD19.92 of the 4th quarter of the previous year but decreased by 18.4% over the corresponding period of the previous year. As domestic crude oil prices lagged behind international crude oil prices by a month, and as the principal crude oil produced by the Company (oil from Shengli oil field) is priced with reference to Cinta crude oil of the international market, and there was a major difference in crude oil prices between Cinta and Brent during the same period, the average realized price of the Company s crude oil in the first quarter came to about RMB 1,010 per ton, representing a decrease of 27% as compared to the corresponding period of the previous year.


PRICE TENDENCY IN INTERNATIONAL CRUDE OIL MARKET AS FROM 2001
USD/BARR
35
30
25
20
15
WTI
Brent
Cinta
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02

In the first quarter of 2002, the Company has managed to achieve more satisfactory results in exploration and development. Concerning the former, the Company cumulatively accomplished exploration in planar and three-dimensional seismography of 8,263 kilometres and 1,716 square kilometres respectively, explored 82 wells, and discovered prospective gas or oil zones. In the area of development, the Company has newly drilled 644 development wells during the corresponding period, with an estimated production capacity of crude oil of 980 kilotons, and of natural gas of 137 million cubic metres.In production, the yields of crude oil and natural gas presented a slim increase.

Summary of Operations of the Exploration and Production Segment

	Unit	The first quarter of 2002	The first quarter of 2001	comparative change (%)
Crude oil production	million tonnes	9.2826	9.2546	0.30
Natural gas production	billion cubic metres cm	1.183	1.083	9.23
Realized prices of crude oil	RMB/ton	1,010	1,387	-27.18
Realized prices of natural gas	RMB/ thousand cubic metres cm	610	600	1.67

(ii). *Refining Segment*

International market prices for refined oil products in the first quarter of 2002 increased slightly compared to those of the year-end in 2001. Average price of gasoline in the first quarter increased by 11.5% from the 4th quarter of the previous year, and the prices of diesel oil and jet coal oil increased by 1.7% and 0.6% respectively. Nevertheless, prices of gasoline, diesel oil and jet kerosene decreased by 20.1%, 15.5% and 20.2% respectively compared with those of the corresponding period in the previous year. In accordance with pricing mechanism of crude oil and refined oil products in the PRC, the price of crude oil would adjust to that of the international market on a monthly basis whereas the price of refined oil products would adjust to that of the international market only when its fluctuation exceeds a certain level. The domestic prices of crude oil in January and February have adusted upwards with reference to international markets. However, for that same period, not only did refined oil product prices not adjust upwards, domestic refined oil product prices have for the period of January adjusted downwards instead. This, with the downward-adjusted gasoline tariff of RMB90 per ton, resulted in slimmer profit margins for January and February. Only in early March, when the refined oil product prices adjusted upwards in accordance with the international market, did profit margins see an improvement. Though the operational situation for March was better, the quarter as a whole has kept a low level.

In the first quarter of 2002, the Company purchased 17.637 million tonnes of crude oil, and processed 23.9388 million tonnes of crude oil. Utilization of capacity in refined oil production facilities and equipment kept steady.

Operating Summary of Refining Segment

	Unit	**The first quarter of 2002**	**The first quarter of 2001**	**comparative change (%)**
Crude oil processing volume	Million tonnes	23.94	24.23	-1.20
Gasoline, diesel and kerosene production	Million tonnes	14.10	14.07	0.20
of which:				
Gasoline	Million tonnes	4.24	4.58	-7.21
Diesel	Million tonnes	8.83	8.42	4.77
Kerosene	Million tonnes	1.03	1.07	-3.74

Of which: jet kerosene	Million tonnes	0.99	0.95	4.20
Light product yield	%	72.66	71.31	1.35 percentage point
Composite commercial yield	%	91.79	90.09	1.70 percentage point

(iii). *Marketing and Distribution*

In the first quarter of 2002, in particular in the first two months, there was, in aggregate, an oversupply of resources in the principal market and market competition. Keen competition continued in refined oil product sales. The prices were far from the expected target. Since the last ten days of February, the Company has been stepping up co-ordination and cooperation with PetroChina, stabilising markets and controlling overall amount, which resulted in prices of refined oil products rebounding, and the operation status of the marketing segment in March improving.


PRICE TENDENCY IN SINGAPORE OIL PRODUCTS MARKET FROM 2001
USD/BARR
40
35
30
25
20
15
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Gasoline
Diesel Oil
Jet Kerosene

Also, the Company has been working vigorously, in keeping with the PRC government, towards an orderly and regulated market of refined oil products, making efforts to improve the sales volume of refined oil and continuing to expand the retail volume and direct distribution volume, resulting in a decrease in the inventory of refined oil products from about 6.14 million tonnes at the beginning of 2002 to 5.18 million tonnes at the end of March this year. In addition, the Company slowed down the acquiring of petrol stations, and upgraded the service capability in the retail segment.

Operating Summary of Marketing and Distribution Segment

	Unit	The first quarter of 2002	The first quarter of 2001	Comparative change

11

				(%)
Total domestic sales of refined oil products	Million tonnes	17.34	15.36	12.9
Wholesale volume	Million tonnes	6.01	6.34	-5.2
Direct Distribution volume	Million tonnes	3.38	2.10	61.0
Retail volume	Million tonnes	7.94	6.92	14.7
Number of petrol stations	Stations	28,291	25,746	9.9

(iv) *Chemicals*

In the first quarter of 2002, the price movement trend of chemical products in the PRC has been similar to that of Southeast Asia and has remained in the cyclical trough and gradual rebound stages. Prices of synthetic resin began rebounding gradually at the beginning of this year, whereas the prices of synthetic fibre and synthetic fibre materials remained sluggish and down in the earlier part of the quarter, bullish in the later part of the quarter.

In the first quarter of 2002, chemical facilities of the Company continued to maintain full utilisation rate and the product yield of ethylene increased slightly compared with the same period of the previous year, and the product yield of other chemical products also increased at different rates.

At the same time, improvement was made to product structure and product quality, further increasing the proportion of performance compound resins and differential fibre. For the first quarter, the rate of production sales of the Company's principal petrochemical products approached or even exceeded 100%.


price trend of domestic chemicals
RMB/ton
9,000
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
2001.1
2001.2
2001.3
2001.4
2001.5
2001.6
2001.7
2001.8
2001.9
2001.10
2001.11
2001.12
2002.1
2002.2
2002.3
2002.4
LDPE
PP
PTA
PET

Production of Major Chemicals

	Unit	The first quarter of 2002	The first quarter of 2001	Comparative change
				(%)
Ethylene	thousand tonnes	582.60	581.40	0.21
Synthetic resins	thousand tonnes	881.50	820.90	7.38
Of which: Performance compound resins	thousand tonnes	387.70	380.00	2.03
Synthetic rubbers	thousand tonnes	109.70	88.30	24.24
Monomers and polymers for synthetic fibre	thousand tonnes	929.10	966.80	-3.90
Synthetic fibre	thousand tonnes	275.10	251.50	9.38
Of which: differential fibre	thousand tonnes	89.10	83.20	7.10
Urea	thousand tonnes	728.10	372.60	95.41

(2) **Progress of Principal Investment Projects**

(i). *Progress of Principal Investment Projects During the Reporting Period*

The Company planned to invest approximately RMB 34.5 billion in capital expenditure for the year of 2002. During the reporting period, RMB10.22 billion has been applied, of which, RMB3.621 billion was for exploration and production of oil and gas, mainly in the exploration of oil and gas and construction of production capacity, with new crude oil production capacity amounting to 980,000 tonnes and new natural gas production capacity amounting to 0.137 billion cubic metres; RMB1.425 billion was for refining, mainly in increasing processing capacity of sour crude oil and improving quality of oil, of which in progress currently are the reconstruction of sour crude oil in Shanghai Petrochemical, Zhenhai Refining and the restructuring improvements to product quality at Gaoqiao; RMB2.005 billion was for chemicals, mainly in the reconstruction and expansion of large-scale ethylene facilities, of which the upgrading works at ethylene facilities in Shanghai Petrochemical have been completed and are in operation, and the upgrading of ethylene facilities at Yangzi and Guangzhou projects, Yizheng PTA works and Zhenhai PX works are under construction; RMB 3.136 billion was for the sales of refined oil products, mainly in developing sales networks, purchasing, building and reconstructing petrol stations; and RMB 28 million was for the corporate segment and professional companies, mainly in the areas of communications and information.

(ii). *Progress during the reporting period of projects to which A shares proceeds applied*

Progress of construction of crude oil import pipeline from Ningbo to Shanghai and Nanjing: The feasibility study report concerning this project has been submitted to the State Planning Commission in December 2000, and it is anticipated that the Commission will approve the feasibility study report in the near future. If so, review of the overall design will take place in mid-May, 2002, and completion and operation will come into being in 2004.

Progress of construction of refined oil pipeline from Maoming to Guizhou and Kunming: The State Planning Commission has approved the project proposal officially in August, 2001. The feasibility study report has been completed. The State General Bureau of Environment Protection has also examined the environmental evaluation outline for this project and the evaluation report is in compilation.

(3). **Results of operations during reporting period & financial position by the end of the reporting period.**

Unless otherwise indicated, the following financial information has been prepared under PRC accounting policies of the Company.

(i). *Operating results*

(A). Table 1:

Caption	Amount (in RMB billion) 1~3, 2002	1~3, 2001	Increase (+) or decrease (-) %	Reasons for material changes
Income from principal operations	62.995	76.314	-17.45	a
Profit from principal operations	8.6310	12.869	-32.93	b
Net profit	0.1020	3.270	-96.88	c

Material changes and reasons:

a. Prices of oil products and chemical products decreased continuously since the fourth quarter of last year and did not recover until the beginning of March 2002. During the first quarter of 2002, average prices of gasoline, diesel and kerosene which account for 59.1% of the total income for principal operations dropped by 20.8%, 22.4% and 28.2% respectively. Average prices of synthetic fibre monomer and polymer, synthetic resin, synthetic fibre and synthetic rubber which account for 17.3% of the total income for principal operations dropped by 26.7%, 21.0%, 18.0% and 18.4% respectively.

b. Besides the decrease of the income from principal operations by 17.45%, the lower rate of decrease of cost of sales and sales taxes and surcharges on principal operations is also an important factor that affected profits from principal operations.

The costs of sales of principal operations which amount to 82.0% of the income from principal operations only decreased by 14.9%. The principal sales tax and surcharge which amounts to 4.3% of the income from principal operations decreased only by 1.1% .

In accordance with the PRC pricing mechanism of crude oil and oil products, the price of crude oil is adjusted monthly to follow the international market, however, prices of oil products will only be adjusted when the price fluctuation of oil products in the international market exceeds a certain level. Comparing with December 2001, prices of crude oil in January and February of 2002 in the international market increased slightly, whereas prices of oil product decreased during the same period, and thus lowered the profit margin of the Company. In addition, the ratio for process of crude oil purchased reached 72% from 65% of the previous year, which increased costs of principal operations accordingly.

c. Besides from the above reasons deduced from the analysis on income from principal operations and profit from principal operations, non manufacturing expenses in first quarter reached RMB 8.643 billion, an increase of RMB 0.09 billion from the corresponding period of last year. Profit from other operations, investment income and non-operating net income amounted to RMB 117 million, down by RMB 269 million over the corresponding period of last year. Income tax and minority interests decreased by RMB 1.428 billion from the corresponding period in the previous year. In January, the Company suffered big losses; in February, the amount of losses decreased; in March, earning power has significantly improved back to the normal level.

(B). Table 2:

Caption	Amount (in RMB million)		Percentage of profit before taxation (%)			
	Jan to Mar 2002	Jan to Dec 2001	Jan to Mar 2002	Jan to Dec 2001	Increase (+) or Decrease (-)	Reason for material variance
Profit before taxation	105	21,651	100.00	100.00	--	
Profit from principal operations	8,631	56,349	8220.00	260.26	+7959.74	a
Profit from other operations	166	1,535	158.10	7.09	+151.01	b
Period expenses	8,643	34,040	8231.43	157.22	+8074.21	c
Investment income	64	546	60.95	2.52	+58.43	d
Net non-operating expenses	113	2,739	107.62	12.65	+94.97	e

Reasons for material variance

a. b. c. d: During the first quarter of 2002, petroleum and petrochemicals markets were in a trough, the main phenomenon is as follows: firstly, realised prices of crude oil in

January and February decreased; secondly, profit margin for processing of crude oil slimed; thirdly, price of refined oil, in particular prices of wholesale in January and February, were far from the target price; fourthly, chemical products remained in a trough. The above resulted in slim profit margin, which further led to low realised profit before taxation, whereas the comparative percentage of other items to profit before taxation is relatively high in the first quarter. Due to low the profit before taxation from January to March and its distorted exhibition, it is not meaningful to compare the percentage of the above mentioned four items to the profit before taxation in this quarter with the relevant percentage of last year.

e: In accordance with the Company s employee reduction plan, the Company recorded expenses of RMB 2,546 million in respect of employees reduction during the year 2001 for the voluntary termination of a total of approximately 68,000 employees. However during the report period, no expenses in respect of employees reduction had been incurred.

(C). During the reporting period, there was no significant seasonal income and expenses or non-operating profits/losses.

(ii). *Financial Position*

(A). Table 3

Caption	Amount (in RMB million) 31 March 2002	31 December 2001	Percentage of total assets (%) 31 March 2002	31 December 2001	Increase (+)or Decrease (-)	Reason for material variance
Total assets	364,395	360,294	100.00	100.00	--	--
Cash at bank and in hand	20,983	22,854	5.76	6.34	-0.58	--
Trade accounts receivables	11,069	11,082	3.04	3.08	-0.04	--
Other receivables	21,025	19,802	5.77	5.50	+0.27	--
Inventories	42,826	45,448	11.75	12.61	-0.86	--
Long-term equity investments	9,614	8,910	2.64	2.47	+0.17	--

Fixed assets	244,295	239,882	67.04	66.58	+0.46	--
Intangible assets	4,055	3,977	1.11	1.10	+0.01	--

(B). During the reporting period, the Company did not have any significant trust financial management, capital borrowings and overdue debts.

(iii). *Contingent issues and after date issues*

(A). There was no litigation and arbitration of material importance to the Company during this reporting period.

(B). At the 14th meeting of the First Board of Directors of Sinopec Corp., it was approved that Sinopec Corp. will provide a guarantee in respect of a loan for the project of Shanghai Secco in both domestic and foreign currencies, equivalent to RMB 6.999 billion. The relevant agreement was signed on 9th February 2002. For further details, please refer to the announcement of the Annual Results for the year 2001 published in China Securities News, Shanghai Securities News and Securities Times on April 2, 2002.

(C). There was no material post balance sheet event to the Company s balance sheet during this reporting period.

(iv). *Data sheet prepared in accordance with the International Accounting Policies of the Company.*

(A). Table 4

Caption	**Jan-Mar, 2002 (in RMB million)**	**Jan-Mar ,2001 (in RMB million)**
Turnover	62,995	76,314
Operating profit	1,612	6,539
Profit attributable to shareholders	542	3,941

(B). Table 5

	Amount (in RMB million)	**Profit from ordinary activities before taxation (%)**

Caption	Jan-Mar, 2002	Jan-Dec, 2001	Jan-Mar, 2002	Jan-Dec, 2001	Increase (+) or decrease (-)
Profit from ordinary activities before taxation	747	24,667	100.00	100.00	--
Operating profit	1,612	27,300	215.80	110.67	+105.13
Net financing costs	904	3,152	121.02	12.78	+108.24
Investment income	12	199	1.61	0.81	+0.80
Share of profits less losses from associates and jointly controlled entities	27	320	3.61	1.30	+2.31

(C). Table 6

	Amount (in RMB million)		Percentage of total assets (%)		
Caption	31 March 2002	31 December 2001	31 March 2002	31 December 2001	Increase (+) or Decrease (-)%
Total assets	370,439	366,709	100.00	100.00	--
Cash and cash equivalents, and Time deposits with financial institutions	20,983	22,854	5.66	6.23	-0.57
Trade accounts receivables	11,069	11,082	2.99	3.02	-0.03
Prepaid expenses and other current assets	28,470	26,123	7.69	7.12	+0.57
Inventories	43,709	46,194	11.80	12.60	-0.80
Investments	3,496	3,282	0.94	0.89	+0.05
Interests in associates and jointly controlled	5,680	5,172	1.53	1.41	+0.12

entities					
Property, plant and equipment and Construction in progress	251,236	246,322	67.82	67.17	+0.65

(v). *Others*

(A). In order to avoid horizontal competition, to explore and outstand the retail business of refining oil product, to rectify the order of domestic market and enhance the controlling force of Sinopec Corp. to the market, as at March 31, 2002, the Company has leased 2,138 petrol stations from China Petrochemical Corporation (Sinopec Group Company), the total rental paid for which during this reporting period amounted to RMB 10.18 million. It is expected that Sinopec Corp would lease in total 2,600 petrol stations from Sinopec Group Company at the rental of no more than RMB 150 million. It is expected that this process will be completed in the first half of the year 2002.

(B). No significant assets acquisition, sale and consolidation of businesses took place during the reporting period.

(4). **Business Prospects**

In the 2nd quarter of this year, the Company will grasp the favourable opportunities in the crude oil, refined oil and chemical market, and continue to implement the Company's development strategies of expanding resources and markets, reducing costs and disciplining investments . Accordingly, the Company will mainly engage in the following tasks:

In the aspect of exploration and production, the Company will continue its effort to maintain and increase the production volume of crude oil and natural gas in a stable level and continue to look for replacement resources and expand production capacity. The Company plans to produce 9.48 million tonnes of crude oil and 1.13 billion cubic meters of natural gas in the second quarter.

In respect of refining, the Company will continue to determine crude oil throughput and mix of refined oils in accordance with market demand and consumption level. While maintaining the total supply of refined oils, the Company will increase the production of chemical raw materials and the export volume of gasoline and jet fuel; and expand processing of third party materials. The Company will promote the sales of other petroleum products such as asphalt, lubricating oils etc. In order to increase the sales volume of value-added products, the refining segment will produce more high-grade products. In addition, the Company will speed up construction of export bases of refined oil. The Company planned to process 27.6 million tonnes of crude oil in the second quarter.

In the marketing segment, the Company will actively cooperate with Chinese Government to consolidate the market order and service stations, rationalizing the refined oil networks while expanding retail and distribution volume. It will also strengthen the management of electronic information system. The planned total sales volume in the domestic market is expected to reach 17.7 million tonnes, including retail sales volume of 9 million tonnes and distribution sales volume of 3.48 million tonnes.

In the chemical segment, the Company will continue to maintain a high utilization rate on high efficiency chemical facilities; increasing production of chemical products and high added-value products; and continue to enlarge direct distribution and sales volume through e-commerce. The expected production volume of ethylene is 663.3 thousand tonnes in the second quarter of 2002.

4 FINANCIAL REPORT

These financial reports are unaudited.

(1). Condensed financial report prepared under the PRC accounting policies of the Company

(i). *Condensed Consolidated Balance Sheet*

Prepared by: China Petroleum & Chemical Corporation in RMB million

Caption	As at 31 March 2002	As at 31 December 2001
Current assets	105,631	106,765
Long-term equity investments	9,614	8,910
Fixed assets	244,295	239,882
Intangible assets and other assets	4,855	4,737
Total assets	**364,395**	**360,294**
Current liabilities	132,749	129,361
Long-term liabilities	68,980	68,486
Minority interests	23,525	23,408
Total shareholders funds	139,141	139,039
Total liabilities and shareholders funds	**364,395**	**360,294**

(ii) *Condensed Income Statement*

Prepared by: China Petroleum & Chemical Corporation in RMB million

Caption	January to March 2002
Income from principal operations	62,995
Profit from principal operations	8,631
Profit from other operations	166
Period expenses	8,643
Investment income	64
Net non-operating expense	(113)
Taxation	35
Minority interests	(32)
Net profit	102

(iii). *Notes to the financial report*

(A). There is no material change in the accounting policies, accounting assessment and calculation methods and the scope of consolidation between this quarterly report and the 2001 annual report.

(B). There is no material non-consolidated subsidiary which should be included under the scope of the consolidation.

(2). **Condensed financial report prepared under the international accounting policies of the Company**

(i). *Condensed Consolidated Balance Sheet*

Prepared by: China Petroleum & Chemical Corporation in RMB million

Caption	As at 31 March 2002	As at 31 December 2001
Current assets	107,770	109,795
Investments and Interests in associates and jointly controlled entities	9,176	8,454
Property, plant and equipment and Construction in progress	251,236	246,322
Other non-current assets	2,257	2,138
Total assets	**370,439**	**366,709**
Current liabilities	127,069	124,711
Non-current liabilities	71,499	70,788
Minority interests	23,660	23,541
Shareholders funds	148,211	147,669
Total liabilities and shareholders funds	**370,439**	**366,709**

(ii). *Condensed Consolidated Income Statement*

Prepared by: China Petroleum & Chemical Corporation

Caption	January to March 2002
	in RMB million
Turnover	62,995
Other operating revenues	3,008

Operating expenses	64,391
Operating profit	1,612
Net finance costs	904
Investment income	12
Share of profits less losses from associates and jointly controlled entities	27
Profit from ordinary activities before taxation	747
Taxation	235
Minority interests	(30)
Profit attributable to shareholders	542

(iii). *Notes to the financial report*

(A). There is no material change in the accounting policies, accounting assessment and calculation methods and the scope of consolidation for the financial report between this quarterly report and the 2001 annual report.

(B). There is no material non-consolidated subsidiary which should be included under the scope of the consolidation.

(3) **Difference Between Consolidated Financial Report Prepared Under the PRC and International Accounting Policies of China Petroleum & Chemical Corporation**

Other than the differences in the classifications of certain items in the financial report assertions and the accounting treatment of the items described below, there are no material differences between the Group s financial report prepared under the PRC and international accounting policies of the Company. The major differences are:

(i) Depreciation of oil and gas properties

Under the PRC accounting policies of the Company, oil and gas properties are depreciated on a straight-line basis. Under the international accounting policies of the Company, oil and gas properties are depreciated on the unit of production method.

(ii) Capitalization of general borrowing costs

Under the PRC accounting policies of the Company, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalization as fixed assets. Under the international accounting policies of the Company, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. The deferred tax effect of the above is recognised in the financial report prepared under the international accounting policies of the Company.

The adjustment for the three-month period ended 31 March 2002 has included the depreciation effect on the part of fixed assets costs being additionally capitalised as discussed above.

(iii) Amortisation of exploration and production right

Under the PRC accounting policies of the Company, the acquisition of Sinopec National Star Petroleum Company (Sinopec National Star) by the Group is accounted for by the acquisition method. Under the acquisition method, the post-acquisition results includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the revalued amount of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

Under the international accounting policies of the Company, as the Group and Sinopec National Star were under the common control of Sinopec Group Company, the acquisition is considered a combination of entities under common control which is accounted in a manner similar to a pooling-of-interests (as-if pooling-of-interests accounting). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial report of the Group for periods prior to the combination have been restated to include the financial report and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.

(iv) Impairment losses of long-lived assets

Under the PRC and international accounting policies of the Company, provisions for impairment losses are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use. Value in use involves discounting the estimated future cash flows of the assets. Due to the difference in the cost recognition of fixed assets and depreciation method of oil and gas properties, the provision for impairment losses and reversal of impairment loss under the PRC accounting policies of the Company are different from the amounts recorded under the international accounting policies of the Company.

(v) Dividends

Under the PRC accounting policies of the Company, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under the international accounting policies of the Company, dividends are recognised as liability at its declaration date.

Effects of major differences between the PRC and international accounting policies of the Company on net income are analyzed as follows:

	For the three-month period ended 31 March 2002
	RMB million
Net income under the PRC accounting policies of the Company	102
Adjustments:	
Depreciation of oil and gas properties	525
Capitalisation of general borrowing costs	86
Amortisation of exploration and production right	29
Effects of the above adjustments on taxation	(200)
Net income under the international accounting policies of the Company	542

Effects of major differences between the PRC and international accounting policies of the Company on shareholders funds are analysed as follows:

	At 31 March	At 31 December
	2002	2001
	RMB	*RMB*
	million	*million*
Shareholders fund under the PRC accounting policies of the Company	139,141	139,039
Adjustments:		

Depreciation of oil and gas properties	7,326	6,801
Capitalisation of general borrowing costs	484	398
Acquisition of Sinopec National Star	(3,017)	(3,046)
Impairment losses on long-lived assets	(113)	(113)
Dividends	6,936	6,936
Effects of the above adjustments on taxation	(2,546)	(2,346)
Shareholders fund under the international accounting policies of the Company	148,211	147,669

5. **Documents for Inspection**

(1). The original quarterly report signed by the chairman of Sinopec Corp.

(2). The accounting statements signed and sealed by the legal representative, chief financial officer, accounting supervisor.

(3). The disclosed original documents and announcements during the reporting period.

By Order of the Board
Li Yizhong
Chairman
Beijing, the PRC, 26th April, 2002



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement on Board Resolutions

The 20th meeting of the First Board of Directors of China Petroleum & Chemical Corporation was held on 26th April 2002 and, after consideration, resolutions regarding the following matters were adopted:

1) First quarterly report of the year 2002;

2) Notice of Annual General Meeting for the year of 2001;

3) Resolution relating to transfer of all of its controlling share interest held in Sinopec Hubei Xinghua Company Limited (further details will be announced on or around 30th April 2002);

4) Resolution relating to the amendments to article 13(2) of the Articles of Association of the Company; and

5) Resolution relating to the leasing of petrol stations from China Petrochemical Corporation (further details will be announced on or around 30th April 2002).

By Order of the Board
Zhang Honglin
Secretary to the Board of Directors
Beijing, PRC
26th April 2002



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the Peoples Republic of China with limited liability)

Announcement on the Transfer of State-owned Legal Person Shares in Sinopec Hubei Xinghua Company Limited

Summary

The Board of Directors of China Petroleum & Chemical Corporation (Sinopec Corp.) is pleased to announce the entry into an agreement for the transfer of state-owned legal person shares in Sinopec Hubei Xinghua Company Limited (Hubei Xinghua) by Sinopec Corp. to the State Development & Investment Corp. (SDIC).

At the 20th meeting of the First Board of Directors held on 26th April 2002, the board of directors approved the transfer by Sinopec Corp. of 162,234,400 state-owned shares in Hubei Xinghua (the Target Shares), representing 57.58% of the issued share capital of Hubei Xinghua, to SDIC. The board of directors also authorised the Chairman of the board of directors, Mr Li Yizhong, President, Mr Wang Jiming, Vice President and Chief Financial Officer, Mr Zhang Jiaren to execute the Share Transfer Agreement.

On 28th April 2002, Sinopec Corp. and SDIC entered into the Share Transfer Agreement for the transfer by Sinopec Corp. of 162,234,400 state-owned legal person shares in Hubei Xinghua to SDIC. The consideration for the transfer is RMB 3.32 per Target Share, and the total consideration is RMB 538,618,200. After the agreement is effective, both Sinopec Corp. and SDIC will together complete the procedures for the transfer of the Target Shares. The Share Transfer Agreement is in compliance with the relevant law of The Peoples Republic of China (the PRC).

Sinopec Corp. was established in accordance with the requirements under the PRC Company law and The Overseas Listing Special Regulations passed by the State Council, and was established as a joint stock limited company on 25th February 2000 according to the approval document (Guo Jing Mao Qi Gai [2000] No. 154). Before this transfer agreement, Sinopec Corp. was legally holding the Target Shares.

Hubei Xinghua is a company incorporated under the laws of the PRC. Its principal businesses include the processing and sale of petrochemical products and the research and development of petrochemical manufacturing facilities.

SDIC and its investors are not a connected person to Sinopec Corp. For a period of six months prior to this share transfer agreement, board members and senior management of Sinopec Corp. have not held, purchased or sold any listed and tradable shares in Hubei Xinghua. Sinopec Corp. has not entered into any contract, agreement or other document prohibiting or restricting this share transfer and there are not any circumstances prohibiting or restricting this share transfer as a result of any court judgement, arbitration award or other reasons.

This transfer agreement is conditional upon the grant by the China Securities Regulatory Commission of a waiver from SDIC having to make a general offer to acquire all the shares of Hubei Xinghua. This sale will also require approval by the Ministry of Finance of the PRC.

Document for inspection: Share Transfer Agreement. The document is available for inspention at the registered address of Sinopec Corp. from the date of this announcement. Shareholders of Sinopec Corp. may inspect the document in accordance with the memorendum and articles of association of Sinopec Corp.

By Order of the Board
Zhang Honglin
Secretary to the Board of Directors
Beijing, the PRC, 29 April 2002



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ONGOING CONNECTED TRANSACTIONS

SUMMARY

The Board announces that, from 1st January 2002 to 31st March 2002, certain Sinopec Corp. Branches and certain Sinopec Group Subsidiaries entered into 2,138 lease agreements under which a respective Sinopec Corp. Branch leased a Petrol Station from a Sinopec Group Subsidiary. The term of each of the lease agreements is one year. For the three months ended 31st March 2002, the aggregate rental paid under the lease agreements amounted to approximately RMB10.18 million.

It is proposed that the Sinopec Corp. Branches will by 30th June 2002 enter into approximately 460 proposed agreements with certain Sinopec Group Subsidiaries for the leasing of approximately a further 460 Petrol Stations. The term of each of the proposed agreements will be one year. It is expected that after all the lease agreements and proposed agreements have been entered into, the aggregate rental payable under them is approximately RMB16 million per month. It is expected that the aggregate rental paid and payable in 2002 will be approximately RMB150 million.

Further details in relation to the lease agreements and the proposed agreements are set out in the section headed Ongoing Connected Transactions below.

The Sinopec Group Subsidiaries are connected persons of Sinopec Corp. for the purposes of the Listing Rules as Sinopec Group is the controlling shareholder of Sinopec Corp. holding 55.06% in the share capital of Sinopec Corp.

The above Ongoing Connected Transactions constitute connected transactions for Sinopec Corp. under the Listing Rules. The aggregate rental paid and payable for the lease agreements and the proposed agreements will exceed 0.03%, but less than 3%, of the net tangible assets of Sinopec Corp. and its subsidiaries as at 31st December 2001. As the lease agreements and the proposed agreements are of a continuing nature, the Board considers that strict compliance with the disclosure requirement under the Listing Rules for the lease agreements and the proposed agreements would be impracticable. Accordingly, Sinopec Corp. has applied to the Stock

Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule 14.25 of the Listing Rules in respect of the lease agreements and the proposed agreements.

ONGOING CONNECTED TRANSACTIONS

Lease Agreements

From 1st January 2002 to 31st March 2002, certain Sinopec Corp. Branches and certain Sinopec Group Subsidiaries entered into 2,138 Lease Agreements. Each Lease Agreement was entered into by a Sinopec Group Subsidiary and a Sinopec Corp. Branch under which the respective Sinopec Corp. Branch leased a Petrol Station from a Sinopec Group Subsidiary. The term of each of the Lease Agreements is one year. The rental payable by Sinopec Corp. includes a provision for depreciation, amortization and labour costs for permanent staff of the petrol station. For the 3 months ended 31st March 2002, the aggregate rental paid under the Lease Agreements amounted to approximately RMB10.18 million.

All the Lease Agreements were prepared, and executed, based on a standard form lease agreement.

Proposed Agreements

It is proposed that certain Sinopec Corp. Branches will by 30th June 2002 enter into approximately 460 Proposed Agreements with certain Sinopec Group Subsidiaries for the leasing of approximately a further 460 Petrol Stations. After all the Proposed Agreements have been entered into, the Sinopec Corp. Branches will lease a total of approximately 2,600 Petrol Stations from Sinopec Group Subsidiaries. The term of each of the Proposed Agreements will be one year. It is proposed that the terms of the Proposed Agreements will be the same, or substantially similar, to the terms of the Lease Agreements.

It is expected that after all the Lease Agreements and the Proposed Agreements have been entered into, the aggregate rental payable under them is approximately RMB16 million per month (the Cap Amount referred to below has been calculated based on the annualised rental payable under the Lease Agreements and the Proposed Agreements). It is expected that the aggregate rental paid and payable in 2002 will be approximately RMB150 million, representing approximately 0.1% of the net tangible asset value of Sinopec Corp. and its subsidiaries as at 31st December 2001.

The Board (including the independent non-executive directors of Sinopec Corp.) considers that the Lease Agreements and the Proposed Agreements were entered into and will be entered into by the Sinopec Corp. Branches in the ordinary course of business and on normal commercial terms.

Reasons for entering into the Lease Agreements and the Proposed Agreements

The Board believes that by entering into the Lease Agreements and the Proposed Agreements, Sinopec Corp. will be able to minimise competition with the Sinopec Group Subsidiaries, to develop and enhance its retail business in refined oil products and to increase its market share in that area. At present, the likely effect to the profits of Sinopec Corp. as a result of the leasing agreements cannot be determined.

Listing Rules waiver

The Board confirms that the terms of the above Ongoing Connected Transactions were determined on the basis of arm s length negotiations between the parties involved and on normal commercial terms and are fair and reasonable so far as the independent shareholders are concerned having regard to the circumstances in which they have been, and are being, entered into. In addition, the independent non-executive directors will review a schedule of the Lease Agreements and the Proposed Agreements and consider whether the Lease Agreements are entered into, and the Proposed Agreements will be entered into, in the manner as stated in paragraphs (a) and (b) below as conditions to the relevant waiver application.

The above Ongoing Connected Transactions constitute connected transactions for Sinopec Corp. under the Listing Rules by reason of Sinopec Group s ownership of 55.06% of the issued share capital of Sinopec Corp. The aggregate rental paid and payable under the Lease Agreements and the Proposed Agreements is expected to vary and exceed RMB44 million, being 0.03% of the net tangible asset value of Sinopec Corp. as stated in its audited consolidated accounts for the year ended 31st December 2001, but less than RMB4,400 million, which equals 3% of the net tangible asset value of Sinopec Corp. reported in the same period. As the Lease Agreements and the Proposed Agreements are of a continuing nature, and if they are considered individually, the average annual rental in respect of each lease agreement is approximately RMB70,000, which does not exceed RMB44 million, the Board considers that strict compliance with the disclosure requirements under the Listing Rules for the Lease Agreements and the Proposed Agreements would be impracticable.

Accordingly, Sinopec Corp. has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule 14.25 of the Listing Rules in respect of the Lease Agreements and the Proposed Agreements on the following conditions:

(a) that the Lease Agreements have been and the Proposed Agreements will be:

(i) entered into by Sinopec Corp. or its subsidiaries in the ordinary and usual course of their business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the independent shareholders are concerned; and

(iii) entered into in accordance with the terms of the standard form lease agreements;

(b) the aggregate rental under the Lease Agreements and the Proposed Agreements during a financial year of Sinopec Corp. shall not exceed the cap amount (the Cap Amount) of RMB250 million for the relevant financial year;

(c) the independent non-executive directors shall review a schedule of the Lease Agreements and the Proposed Agreements annually and confirm in Sinopec Corp. s next and successive annual reports that these were entered into in the manner as stated in paragraphs (a) and (b) above;

(d) the auditors of Sinopec Corp. shall review the Lease Agreements and the Proposed Agreements annually and state in a letter to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, whether:

(i) the Lease Agreements and the Proposed Agreements have received the approval of the Board;

(ii) the Lease Agreements and the Proposed Agreements have been entered into in accordance with the terms thereof; and

(iii) the Cap Amount has been exceeded.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Directors shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the Lease Agreements and the Proposed Agreements in each financial year shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of Sinopec Corp. for that financial year together with a statement of the opinion of the independent non-executive directors and confirmation from the auditors of Sinopec Corp. referred to in paragraphs (c) and (d) above; and

(f) Sinopec Corp., Sinopec Group and their respective relevant subsidiaries shall provide to the Stock Exchange an undertaking that, for so long as the shares are listed on the Stock Exchange, they will provide Sinopec Corp s auditors with full access to their relevant records for the purpose of the auditors review of the Lease Agreements and the Proposed Agreements referred to in paragraph (d) above.

If any terms of the Lease Agreements and the Proposed Agreements as mentioned above are materially altered or if Sinopec Corp. enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

Details of the connected party

The connected person in these Ongoing Connected Transactions, Sinopec Group, is a State authorised investment and State-owned controlling company. Its principal operations are the exploration and production of crude oil and natural gas; the production of refined oil and petrochemical products; the sale and distribution of crude oil and petrochemical products; the export and import of petroleum products; and other related businesses.

Sinopec Group was established in July 1998. Prior to this, it was a ministerial level enterprise -- China Petrochemical Corporation. Sinopec Group underwent a reorganisation by which its principal business in petroleum and petrochemical were transferred to Sinopec Corp. The retained operations of Sinopec Group include: operations of certain petrochemical facilities; operations of small scale refineries and retail petrol stations; provision of oil-well drilling services; social services; oil-well testing services; manufacture and repairing of production facilities; and provision of construction services and utilities services (such as water and power).

The legal representative is Mr Li Yizhong. The registered address is A6 Huixindong Street, Chaoyong District, Beijing, The Peoples Republic of China. Its registered capital is RMB104.9 billion. Its net profits for 2001 is RMB2.466 billion. Its net assets value as at the year ended 2001 is RMB188.438 billion and its total liabilities are RMB10.191 billion. No material events have occurred in 2001.

The views of the independent directors

The independent directors consider that the procedures for entering into the Ongoing Connected Transactions and their terms are fair and reasonable so far as this company and its shareholders are concerned.

By Order of the Board
China Petroleum & Chemical Corporation
Zhang Honglin
Secretary to the Board of Directors
Beijing, PRC, 29th April 2002

DEFINITIONS

Board	the board of Directors of Sinopec Corp.
connected person(s)	has the same meaning ascribed in the Listing Rules
Director(s)	the director(s) of Sinopec Corp.
Hong Kong	the Hong Kong Special Administrative Region of the PRC
Lease Agreements	the lease agreements entered into between Sinopec Corp. Branches and Sinopec Group Company Subsidiaries in respect of 2,138 Petrol Stations
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
Ongoing Connected Transactions	the transactions contemplated under the Lease Agreements and the Proposed Agreements
Petrol Stations	petrol stations together with associated facilities of Sinopec Group Company Subsidiaries for the sale of refined oil products located in the PRC
Proposed Agreements	the lease agreements proposed to be entered into between Sinopec Corp. Branches and Sinopec Group Company Subsidiaries in respect of approximately 460 Petrol Stations
PRC	the People s Republic of China
RMB	Renminbi, the lawful currency of the PRC
Shareholder(s)	holder(s) of the shares
Sinopec Corp.	China Petroleum & Chemical Corporation, a joint share company incorporated in the PRC
Sinopec Corp. Branches	branches of Sinopec Corp.
Sinopec Group	China Petrochemical Corporation, owner of 55.06% of the issued share capital of Sinopec Corp.

	issued share capital of Sinopec Corp.
Sinopec Group Subsidiaries	subsidiaries of Sinopec Group
Stock Exchange	The Stock Exchange of Hong Kong Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: 

Name: Zhang Honglin
Title: Company Secretary

Date: April 30, 2002